Exhibit 1

Alpha Pro Tech

LTD.

ALPHA PRO TECH, LTD. ANNOUNCES 27% INCREASE IN NET INCOME FOR THE
THIRD QUARTER OF 2006

•                  11% INCREASE IN NET REVENUE  TO $9.0 MILLION

•                  EARNINGS PER SHARE OF $0.11 FOR THE NINE MONTHS

•                  42% GROWTH IN ENGINEERED PRODUCT SALES

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Brett Maas/Cameron Donahue
905-479-0654	843-272-4653
email: ir@alphaprotech.com

Nogales, Arizona – November 1, 2006, Alpha Pro Tech (AMEX: APT; CHX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, announced its financial results for the third quarter and nine-month period ended September 30, 2006.

Consolidated sales for the third quarter ended September 30, 2006 increased 11.1% to $9.0 million from $8.1 million in the comparable 2005 quarter. The increase was primarily due to increased sales of construction supply weatherization products and infection control segment sales along with a slight increase in disposable protective apparel products, offset by a slight decrease in extended care product sales. Sales for the Disposable Protective Apparel segment for the quarter increased slightly to $5.2 million compared to $5.1 million for the same period of 2005 and, while sales remain down year to date compared to last year, sales during this past quarter of $5.2 million were in fact the third highest in company history next only to the second quarter of 2005 and 2006. Management expects growth from this segment in 2006 as the Company continues it launch of its ComforTech® line of products. Infection Control segment sales for the quarter increased 22.8% to $1.48 million compared to $1.2 million for the same period of 2005. Mask sales in this segment, in particular sales of the Company’s N-95 NIOSH approved respirator mask, continued to be strong in the third quarter of 2006 as concerns about Avian Flu have not abated. Engineered Products segment sales for the quarter increased 41.9% to $1.97 million compared to $1.39 million for the same period of 2005. This increase is an extremely positive indication of the strength of the Engineered Products line as the third quarter for 2005 was favorably affected by hurricane Katrina-related orders and a year-over-year increase measured against a disaster-related spike in sales should be a good leading indicator.

Al Millar, President of Alpha Pro Tech commented, “Our Engineered Products segment continues to be a strong growth driver and we expect to see strong continued growth from this division. Even though sales in the Disposable Apparel segment are down year to date, we expect that the fourth quarter will be significantly better than the fourth quarter of last year. On September 16, 2006 we announced the signing of a new distribution contract with our largest distributor. Under the terms of the multiple-year contract that was effective January 1, 2006, they will retain the exclusive right to sell our private label Critical Cover® products. In addition, we will now have the right to sell Alpha Pro Tech branded products to other new distributors. This new contract further strengthens our relationship with our largest distributor and will enable us to gain additional market share as we develop relationships with new distributors.”

Gross profit increased by 12.5% to $4.1 million for the quarter, or 45.9% gross profit margin, from $3.65 million, or 45.3% gross profit margin, for the same period in 2005. Gross profit margin on the Engineered Products segment was 32.6% for the third quarter compared to 28.2% for the same period of 2005, continuing the Company’s positive trend in improving the segment’s gross profit margin. Gross profit on this product line is expected to trend into the mid 30% range.

Selling, general and administrative expenses increased by 8.8% to $2.64 million for the quarter from $2.42 million for the same quarter last year. Despite the increase in operating expenses in whole dollars, operating expenses as a percentage of revenue decreased to 29.4% from 30.1% for the quarter.

Income from operations increased by 23.2%, to $1.35 million for the quarter as compared to income from operations of $1.1 million for the quarter ended September 30, 2005. The provision for income taxes for the quarter was $518,000 compared to $407,000 for the quarter ended September 30, 2005, resulting in an effective tax rate of 37.0% which was relatively unchanged versus last year.

Net income for the quarter was $882,000 compared to net income of $693,000 for the quarter ended September 30, 2005, an increase of 27.3%. Basic and diluted income per share for the quarter was $0.04, based on 25.2 million fully diluted shares, compared to basic and fully diluted earnings per share of $0.03, based on 25.3 million fully diluted shares, for the third quarter last year.

Mr. Millar added, “We have built the infrastructure required to substantially grow our business and as our revenue grows our expenses are expected to continue to decrease as a percentage of sales, showing increasing leverage in our business model.”

For the first nine months of 2006, consolidated sales increased 11.3% to $26.8 million from $24.1 million for the nine months ended September 30, 2005 due to increased sales of construction supply weatherization products and infection control segment sales.  The Engineered Products segment sales for the nine months increased 70.6% to $5.96 million from $3.5 million in the same period of 2005.  Infection Control segment sales for the nine months increased 39.3% to $5.0 million from $3.6 million in the same period of 2005 due in large part to sales of the Company’s N-95 NIOSH approved Respirator mask. Sales for the Disposable Protective Apparel segment for the nine months were $14.8 million, a decrease of 6.2% compared to $15.8 million for the same period of 2005.

Gross profit margin was relatively unchanged at 46.1% for the nine months ended September 30, 2006 from 45.8% for the same period in 2005. Gross profit margin for the Engineered Products segment increased to 32.6% for the nine months as compared to 28.2% for the same period of 2005.

Selling, general and administrative expenses increased 7.7% to $7.8 million, or 29.3% of sales, for the nine months from $7.3 million, or 30.3% of sales, for the nine months ended September 30, 2005.

Income from operations for the nine months ended September 30, 2006 increased 23.9% to $4.2 million from $3.4 million for the same period last year.

Net income for the nine months was $2.7 million, or $0.11 per basic and fully diluted share (based on 25.1 million shares) compared to net income of $2.1 million, or $0.09 per basic and fully diluted (based on 25.2 million shares) for the comparable prior-year period.

The balance sheet continued to remain strong with a current ratio of 10.94 to 1 on September 30, 2006. The Company completed the quarter with cash and cash equivalents of $805,000 and working capital of $17.6 million. Inventories as of September 30, 2006 totaled $11.6 million and were up 9% or $1.0 million compared to inventories as of December 31, 2005.  The Company currently has no outstanding debt and maintains an unused $3.5 million credit facility.

Lloyd Hoffman, Chief Financial Officer commented, “The current inventory levels have been increased in order to service sales growth, particularly in the Engineered Products segment.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Ltd. is a leader in protecting people, products and environments. Alpha Pro Tech develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets.  In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap, roof underlayment and mold resistant framing sealant.  The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India.  For more information and copies of all news releases and financials visit Alpha Pro Tech’s website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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- tables follow –

Alpha Pro Tech, Ltd.

Consolidated Statements of Operations (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2006	2005	2006	2005
Net sales	$8,952,000	$8,056,000	$26,802,000	$24,078,000

Cost of goods sold, excluding depreciation and amortization	4,847,0003	4,407,000	14,433,000	13,040,000

Gross margin	4,105,000	3,649,000	12,369,000	11,038,000

Expenses:
Selling, general and administrative	2,635,000	2,421,000	7,849,000	7,289,000
Depreciation and amortization	117,000	130,000	340,000	375,000

Income from operations	1,353,000	1,098,000	4,180,000	3,374,000

Other income (expense)
Equity in income of unconsolidatedaffiliates, net of eliminations	36,000	—	16,000	—
Interest, net	11,000	2,000	22,000	24,000

Income before provision for income taxes	1,400,000	1,100,000	4,218,000	3,398,000

Provision for income taxes	518,000	407,000	1,561,000	1,257,000

Net income	$882,000	$693,000	$2,657,000	$2,141,000

Basic net income per share	$0.04	$0.03	$0.11	$0.09

Diluted net income per share	$0.04	$0.03	$0.11	$0.09

Basic weighted average shares outstanding	24,117,694	23,679,933	24,093,373	23,668,386

Diluted weighted average shares outstanding	25,150,523	25,347,172	25,058,964	25,155,335

Balance Sheet Highlights

	September 30th	December 31st
	2006	2005
Cash	$805,000	$1,163,000
Total Current Assets	$19,416,000	$16,874,000
Net Property and Equipment	$3,378,000	$3,389,000
Total Assets	$24,142,000	$21,871,000
Total Current Liabilities	$1,775,000	$2,576,000
Total Liabilities	$2,433,000	$3,228,000
Shareholder’s Equity	$21,709,000	$18,643,000
Total Liabilities and Equity	$24,142,000	$21,871,000